Florida Municipal Opportunity Trust

	A Special Meeting of Shareholders of the Fund was held on May 9, 2001, where shareholders voted on the approval of the proposed reorganization and dissolution of the fund pursuant to the Agreement and Plan of Reorganization. The proposal regarding the reorganization of the Fund was approved by a majority of the shares outstanding and entitled to vote. The numbers are as follows: In Favor: 903,440, Against: 32,583, Abstaining: 42,705.366